Exhibit 4.7

English Translation for Reference

EQUITY PLEDGE AGREEMENT

THIS EQUITY PLEDGE AGREEMENT (hereinafter “this Agreement”) is entered into in Shenzhen as of December 6, 2021 by the following parties:

Party A: Fanhua Insurance Sales Service Group Company Limited

Party B: Shuangping Jiang

ID card No.:

Third Party: Shenzhen Xinbao Investment Management Co., Ltd.

Address: Room 6D-120, Floor 6, Building 213, Tairan Science and Technology Park, Tairan 6th Road, Futian District, Shenzhen

WHEREAS:

1.	Party A is a limited liability company incorporated in Guangzhou, the People’s Republic of China (hereinafter the “ PRC ”);

2.	Party B is a Chinese citizen and holds 51% equity interest in Shenzhen Xinbao Investment Management Co., Ltd. (hereinafter “Shenzhen Xinbao”), a limited liability company incorporated in Shenzhen, China.

3.	Party A and Party B signed the Loan Agreement on December 6, 2021, pursuant to which, Party A will provide an interest-free loan in the total amount of RMB4,080,000.00 (hereinafter the “Loan”) to Party B, and Party B will provide the Pledged Equity Interest to Party A as a guarantee for the Loan.

NOW THEREFORE, Party A (hereinafter the “Pledgee”) and Party B (hereinafter the “Pledgor”) hereby enter into this Agreement after friendly negotiation.

1.	Right of Pledge

The Pledgor pledges all of his Pledged Equity Interest in Shenzhen Xinbao to the Pledgee as a guarantee for all of his liabilities under the Loan Agreement. The “Right of Pledge” refers to the right owned by the Pledgee to be first compensated from the money converted from, or the proceeds from the auction or sale of, such equity interest pledged by the Pledgor to the Pledgee.

2.	Registration of Pledge

2.1	Within ninety (90) days after the signing of this Agreement, the Pledgor shall cause Shenzhen Xinbao to record the Pledgee’s Right of Pledge over his Pledged Equity Interest in the register of shareholders and deliver the copy of the register of shareholders bearing the common seal of Shenzhen Xinbao, as well as the original of equity contribution certificate of Shenzhen Xinbao to the Pledgee for safe-keeping.

2.2	Both parties agree that if conditions permit, they will make their best effort to file, and cause the pledge under this Agreement to be filed, with the industrial and commercial administrative department in the place where Shenzhen Xinbao is registered, but both parties confirm that unless compulsorily stipulated by the PRC laws and regulations, whether this Agreement is filed as above or not will not affect the validity of this Agreement.

3.	Rights of the Pledgee

3.1	Where the Pledgor does not perform his liabilities, the Pledgee shall be entitled to be first compensated from the money converted from, or the proceeds from the auction or sale of, such Pledged Equity Interest.

3.2	The Pledgee shall be entitled to the bonus arising from the Pledged Equity Interest.

4.	Representation and Warranty of the Pledgor

4.1	The Pledgor is the legal owner of the Pledged Equity Interest.

4.2	Except for the interest of the Pledgee, the Pledgor has not created other pledges or any other kinds of rights over the Pledged Equity Interest.

4.3	The pledge of the equity interest by the Pledgor has obtained the consent of the other shareholders of Shenzhen Xinbao, and other shareholders have unanimously agreed that they will give up the exercise of their respective preemptive right when the Pledgee actually exercises the Right of Pledge.

5.	Undertakings by the Pledgor

5.1	During the term of this Agreement, the Pledgor undertakes to the Pledgee for the benefit of the Pledgee that he will:

5.1.1	Not transfer or other dispose of the Pledged Equity Interest, nor create or cause to be created any pledge (except the pledge pursuant to this Agreement) on the Pledged Equity Interest without the prior written consent of the Pledgee.

5.1.2	Timely notify the Pledgee of any events or any received notices which may affect the Pledgor’s right over the Pledged Equity Interest or any part thereof, or may change the Pledgor’s any warranty and obligation under this Agreement or may have effects on it.

5.2	The Pledgor agrees that the Pledgee’s right to exercise the Right of Pledge obtained pursuant to this Agreement shall not be interrupted or hindered by the Pledgor or any of its successors or principals or any other person through legal proceedings.

5.3	The Pledgor undertakes to the Pledgee that in order to protect or improve the guarantee for the repayment of the loan under this Agreement, the Pledgor will execute in good faith and cause other interested persons relating to the Right of Pledge to execute all right certificates and contracts required by the Pledgee and/or perform and cause other interested persons to perform the acts required by the Pledgee and facilitate the exercise of the rights and authority granted to the Pledgee under this Agreement.

5.4	The Pledgor undertakes to the Pledgee that he will execute all documents relating to any change in equity interest that is pledged with the Pledgee and any persons designated by it (natural persons/ legal persons) within a reasonable period.

5.5	The Pledgor undertakes to the Pledgee that for the purpose of the Pledgee’s benefits, he will comply with and perform all warranties, undertakings, agreements, representations and conditions. Where the Pledgor does not perform, in whole or in part, his warranties, undertakings, agreements, representations and conditions, the Pledgor shall compensate all losses suffered by the Pledgee arising therefrom.

6.	Event of Default

6.1	The following events shall be regarded as the Events of Default:

6.1.1	The Pledgor fails to perform his obligations under the Loan Agreement;

6.1.2	Any representation or warranty made by the Pledgor in Article 4 hereof contains misleading or false information that is material and/or the Pledgor breaches any warranty in Article 4 hereof;

6.1.3	The Pledgor breaches the undertakings under Article 5 hereof;

6.1.4	The Pledgor breaches any of the other provisions of this Agreement;

6.1.5	Any borrowing, guarantee, compensation, undertaking or other debt liabilities of the Pledgor (1) is required to be repaid or performed in advance due to a default; or (2) has been due but cannot be repaid or performed on time, which, in the opinion of the Pledgee, would have affected the ability of the Pledgor in performing his obligations under this Agreement;

6.1.6	Shenzhen Xinbao is incapable of repaying the general debts or other debts;

6.1.7	The properties owned by the Pledgor have significant adverse changes, which, in the opinion of the Pledgee, would have affected the ability of the Pledgor in performing his obligations under this Agreement;

6.2	If the Pledgor knows or finds that any matter stated in Articles above hereof or any event possibly resulting in any of the above matters has occurred, he shall immediately inform the Pledgee in writing.

6.3	Unless the Events of Default listed in this Article 6.1 has been resolved to the satisfactory of the Pledgee, the Pledgee may give a written Notice of Default to the Pledgor at any time when the Pledgor is in default or thereafter, requesting the Pledgor to immediately pay the outstanding debts and other payables under the Loan Agreement or requesting to dispose of the Right of Pledge according to Article 7 hereof.

7.	Exercise of the Right of Pledge

7.1	The Pledgor shall not transfer the Pledged Equity Interest before his obligations under the Loan Agreement have been fully performed and without the prior written consent of the Pledgee.

7.2	The Pledgee shall give a notice to the Pledgor when the Pledgee exercises the Right of Pledge.

7.3	Subject to Article 6.3, the Pledgee may exercise the Right of Pledge when it gives a Notice of Default in accordance with Article 6.3 or at any time thereafter.

7.4	The Pledgee shall be entitled to be first compensated from the money converted from, or the proceeds from auction or sale of, all or part of the equity interest hereunder in accordance with statutory procedures until the outstanding debts and all other payables of the Pledgor under the Loan Agreement are repaid.

7.5	When the Pledgee disposes of the Right of Pledge in accordance with this Agreement, the Pledgor shall not pose any obstacles, and shall give necessary assistance in this regard so that the Pledgee can realize its Right of Pledge.

8.	Assignment of this Agreement

8.1	The Pledgor shall have no right to transfer any of his rights and obligations under this Agreement without the prior consent of the Pledgee.

8.2	The Pledgee may, at any time and to the extent permitted by laws, transfer or assign all or any of its rights and obligations under the Loan Agreement to any person designated by it (natural person or legal person). In this case, such assignee shall have the same rights and obligations hereunder as those of the Pledgee as if the assignee is a party hereto. When the Pledgee transfers or assigns the rights and obligations under the Loan Agreement, only a written notice shall be given by the Pledgee to the Pledgor, and the Pledgor shall, at the request of the Pledgee, execute the relevant agreements and/or documents with respect to such transfer or assignment.

8.3	This Agreement shall be binding upon the Pledgor and his successors or heirs, and shall be valid and binding upon the Pledgee and each of its successors, heirs or permitted assigns.

9.	Termination

This Agreement shall be terminated when the Loan under the Loan Agreement is paid off and the Pledgor ceases to undertake any obligations under the Loan Agreement, and the Pledgee shall, within the earliest reasonable and practicable time, offer assistance to complete necessary formalities so as to discharge the pledge of the Equity Interest.

10.	Tax and Expenses

The Pledgee shall be responsible for all the fees and actual expenses in relation to this Agreement, including but not limited to legal fees, cost of production, stamp tax and any other taxes and charges. If the Pledgee shall pay the relevant taxes in accordance with the laws, it shall compensate all such taxes paid by the Pledgor.

11.	Force Majeure

11.1	“Force Majeure” means any event that is beyond the reasonable control of either party and unavoidable or unpreventable and such event hinders, affects or delays any party to perform all or part of the obligations hereunder. Such events include but not limited to earthquake, typhoons, flood, fire and other disasters, wars, riots, strikes or any other similar events.

11.2	Both parties agree and acknowledge that the party who is affected by the “Force Majeure” and cannot perform this Agreement shall not constitute the default as set forth in Articles 6.1 hereto and shall not be required to assume any liabilities hereunder. However, the party who is affected by the “Force Majeure” shall inform the other party as soon as possible of the event and shall take appropriate measures to minimize or eliminate the impact of “Force Majeure”, and make endeavors to resume the performance of the obligations delayed or prevented by the “Force Majeure”. Both parties agree to make their best efforts to resume the performance of this Agreement once the “Force Majeure” is eliminated.

12.	Confidentiality

Both parties agree and acknowledge that any oral or written information exchanged between them in connection with this Agreement shall be confidential information. Each party shall keep confidential all such information, and shall not disclose any of the information to any third party without the prior written consent of the other party, except for the following: (a) the information that is or will be known to the public (provided that it is not disclosed to the public without authorization by the information receiving party); (b) the information required to be disclosed by applicable laws or stock exchange’s rules or regulations; or (c) the information required to be disclosed by either party to his/its legal or financial advisors with respect to the transaction contemplated under this Agreement, for which such legal or financial advisors shall also comply with the confidentiality obligations similar to those stated in this Article. Any divulgence of confidential information by any personnel of either party or any institutions engaged by him/it shall be deemed as the divulgence of confidential information by such party, and such party shall be liable for the breach pursuant to this Agreement.

13.	Dispute Resolution

13.1	This Agreement shall be governed by and construed in accordance with the PRC laws.

13.2	Any dispute between the parties arising from the interpretation and performance of the provisions of this Agreement shall be settled by both parties in good faith through negotiations. In case no settlement can be reached by both parties, either party may refer such dispute to the China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration in accordance with its arbitration rules then in effect. The seat of arbitration shall be Shenzhen and the language of proceedings shall be Chinese. The arbitral award shall be final and binding upon both parties.

14.	Integrity of this Agreement

This Agreement constitutes the entire representations and agreement between both parties with respect to the subject matter thereof and supersedes and replaces all prior oral and/or written representations, warranties, understandings and agreements reached by both parties made before the execution of the Agreement with respect to the subject matter thereof.

15.	Severability of this Agreement

Should any provision of this Agreement be held invalid or unenforceable for any reasons, or violates any applicable laws, such provision shall not affect the legal effect of the other provisions hereof.

16.	Amendment or Supplement to this Agreement

16.1	The parties hereto may make amendments or supplements to this Agreement by written agreement. All amendment agreements and supplemental agreements in relation to this Agreement that are duly signed by both parties shall form an integral part of this Agreement, and shall have the same legal effect as this Agreement.

16.2	This Agreement and any amendments, supplements or changes thereof shall be in writing and will come into effect upon being executed and sealed by both parties hereto.

17.	Counterparts

This Agreement is executed in five (5) originals in Chinese. Each of Party A and Party B shall hold one original and one original shall be held by Shenzhen Xinbao for filing and the other originals shall be provided for approval by or filing with the relevant authorities. Each original shall have the same legal effect.

[No text below]

[No text below]

IN WITNESS WHEREOF, each party has caused this Agreement to be executed by himself/itself or his/its legal representative or authorized representative as of the date first above written.

Pledgee: Fanhua Insurance Sales Service Group Company Limited

Chop: [Chop affixed]

Pledgor: Shuangping Jiang

Signature:	/s/ Shuangping Jiang

Third Party: Shenzhen Xinbao Investment Management Co., Ltd.

Chop: [Chop affixed]

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